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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Abraham Securities Corporation**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3724 47th Street Ct

(No. and Street)

Gig Harbor	WA	98335
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kye Abraham	(253) 851-7486	abeco@abrahamco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mokuolu, Victor CPA PLLC

(Name – if individual, state last, first, and middle name)

8990 KIRBY DR Ste 220	Houston	TX	77054
(Address)	(City)	(State)	(Zip Code)

6771

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kye Abraham_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Abraham Securities Corporation_____ , as of 12/31_____ , 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: President



Notary Public



This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ABRAHAM SECURITIES CORPORATION

FINANCIAL STATEMENTS

December 31, 2023

CONTENTS



VICTOR MOKUOLU, CPA PLLC
Accounting | Advisory | Assurance & Audit | Tax

Report of Independent Public Registered Accounting Firm

To: Owners
Abraham Securities Corporation

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Abraham Securities Corporation (the "Company") which comprise the statement of financial condition as of December 31, 2023, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Abraham Securities Corporation as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's ability to continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has not completed its efforts to generate sufficient revenues to cover operating expenses. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedules I, II, III below have been subject to audit procedures performed in conjunction with the audit of Abraham Securities Corporation's financial statements. The supplemental information is the responsibility of Abraham Securities Corporation's management. Our audit procedures included determining whether the

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Aggregate Indebtedness pursuant to SEC Rule 15c3-3 and Schedule III , Exemption provision, pursuant to SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Abraham Securities Corporations's financial statements and reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedule I, II and III. In forming our opinion on the Schedule I, II, III we evaluated whether the Schedule I, II, and III including their form and content, are presented in conformity with C.F.R. 240.17a-5, or other criteria. In our opinion, the Schedule I, II, III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Victor Mokuolu, CPA PLLC

We have served as Abraham Securities Corporation's auditor since 2022.

Houston, Texas,

March 29, 2024

ABRAHAM SECURITIES CORPORATION
Statement of Financial Condition

	December 31, 2023

ASSETS

Current Assets

Cash	$	1,329
Restricted Cash		50,000
Prepaid expenses		390
Total Current Assets		51,719
TOTAL ASSETS	$	**51,719**

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

Accounts payable, accrued expenses, and other liabilities	$	7,518
Payable to Related Party	$	12,500
Total Liabilities		**20,018**

STOCKHOLDER'S EQUITY

Common stock, $1.00 par value, authorized 199,000, 1 share outstanding	1
Additional Paid Capital	83,105
Retained Earnings (Deficit)	(20,172)
Net Loss	(31,233)
Total Stockholder's Equity	31,701
TOTAL LIABILITIES AND STOCKHOLDERS'S EQUITY	$ 51,719

The accompanying notes are an integral part of these financial statements.

ABRAHAM SECURITIES CORPORATION
Statement of Operations

	For the Year Ended December 31, 2023
REVENUES	
Interest on Clearing Deposit	$ 1,287
Total Revenue	**1,287**
OPERATING EXPENSES	
Regulatory Fees	1,998
Professional Fees	6,500
Amortization Expenses	686
Administrative Services (FINOP)	12,500
Rent and Occupancy Expenses	10,836
Total Operating Expenses	**32,520**
LOSS BEFORE OTHER EXPENSES AND INCOME TAX EXPENSE	(31,233)
NET LOSS	$ **(31,233)**

The accompanying notes are an integral part of these financial statements.

ABRAHAM SECURITIES CORPOATION
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2023

| | Common Stock | | OWNER'S | RETAINED | Stockholders' |
	Shares	Par Value	CAPITAL	(DEFICIT)	Equity
Balance at December 31, 2022	1,000	$1	$28,114	$(20,172)	$7,943
Capital Contribution			$54,991		$54,991
Net loss				$(31,233)	$(31,233)
Balance at December 31, 2023	1,000	$1	$83,105	$(51,405)	$31,701

The accompanying notes are an integral part of these financial statements.

ABRAHAM SECURITIES CORPORATION
Statement of Cash Flows

		For the year ended December 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss before taxes	$	(31,233)
Changes in operating assets and liabilities:		
Increase in prepaid expenses		1,014
Increase in accounts and other payables		16,515
Net Cash Used by Operating Activities		**(13,704)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Equity investment		0
Net Cash Used in Investing Activities:		**0**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from contribution of capital		54,991
Net Cash Provided in Financing Activities		**54,991**
NET INCREASE IN CASH		41,287
CASH, BEGINNING OF YEAR		10,042
CASH, END OF YEAR		**$51,329**

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The financial statements presented are those of Abraham Securities Corporation, a Washington corporation, (the "Company").

Abraham Securities Corporation is registered with the Securities and Exchange Commission as a broker/dealer under the Securities Exchange Act of 1934 and with the State of Washington. The Company currently has no clients and was in a startup mode of operations throughout the year. It did not engage in securities business during the year. The Company's Chief Compliance Officer, Kye Abraham, is also the sole shareholder of Abraham & Co., Inc. (a Registered Investment Adviser) which is the Company's majority shareholder. The Company's office is located in Gig Harbor, Washington.

Effective April 15, 2019 Abraham Securities Corporation separated its FINRA registration from its majority shareholder, Abraham & Co., Inc. Abraham Securities Corporation is a registered Broker Dealer with FINRA, SEC and SiPC.

All securities transactions are cleared through another broker/dealer (Wedbush Securities) on a fully disclosed basis. The Company does not receive or hold funds of private placement subscribers or securities of issuers, and does not hold client/customer funds or securities. The Company does not make markets in securities.

Revenue Recognition

Upon commencement of operations the Company anticipates generating revenue from commissions received from its customers for the sale and purchase of securities. These transactions will be conducted through the clearing firm, Wedbush Securities, which will hold all customer assets.

The Company records revenue in accordance with Financial Accounting Standards Board Accounting Series Update No. 2014-09, *Revenue from Contracts with Customers: Topic 606* ("ASU 2014-09"), to supersede nearly all existing revenue recognition guidance, requiring an entity to recognize revenue to reflect the transfer of a promised good or service to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for that good or service. The guidance was effective for the Company January 1, 2020, when the Company adopted ASU 2014-09 using the cumulative effect approach, with no material impact on the Company's measurement or recognition of revenue.

Going Concern

We have not attained profitable operations and are dependent upon the continued financial support from our shareholders, the ability to raise financing, and the attainment of profitable operations from our future business. These factors raise substantial doubt regarding our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to generate future profitable operations and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. Management's plan includes obtaining additional funds from shareholders; however, there is no assurance of additional funding being available. The Company, as of the date of this filing had approximately $1,329 in unrestricted cash and has not earned any revenues from operations to date. Our operating expenses were $32,520 in the year ended December 31, 2023, consisting primarily of regulatory fees, professional fees, and rent expenses. The ongoing expenses of the Company will be related to regulatory expenses for mandatory filing requirements including our reporting requirements under the Securities Exchange Act of 1934.

Securities Transactions

All securities are carried at fair market value. Gains or losses are determined using a first-in-first-out valuation methodology.

Fair Value Financial Instruments

Accounting Series Codification 820, *Fair Value Measurements* (ASC 820) and ASC 825, *Financial Instruments* (ASC 825), requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. It establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. It prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 - Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 - Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 - Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company's financial instruments consist principally of cash on deposit with its clearing firm in short-term money market instruments. Pursuant to ASC 820 and 825, the fair value of cash and trading marketable securities are determined based on "Level 1" inputs, which consist of quoted prices in active markets for identical assets. The recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Recently Issued Accounting Pronouncements

The Company does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on its accompanying financial statements.

Federal Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax assets are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The is no provision (benefit) for income taxes for the year ended December 31, 2023.

Cash and Cash Equivalents

Restricted Cash is subject to the terms of a clearing deposit agreement with Wedbush Securities. A required minimum deposit of $50,000 must be maintained for this purpose and may not be used for general corporate obligations except in the case of calculating Net Capital. Amounts in excess of the required minimum deposit may be used or withdrawn by the Company. The Company considers money market mutual funds and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Concentration of credit risk

The Company maintains cash balances at financial institutions (clearing firm) whose accounts are insured by the Securities Investor Protection Corporation ("SiPC") and in certain cases the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances may, at times, exceed statutory limits. The Company has not experienced any losses in such accounts, and management

considers this to be a normal business risk.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $31,311 which was $26,311 in excess of its required net capital of $5,000.

Reconciliation to FOCUS. Pursuant to SEC Rule 17a-5, paragraph (d)(4), the net capital computation contained in this annual audit report for the period ending December 31, 2023 is materially different from the net capital computation contained in the Company's unaudited FOCUS Report IIA for the period ending December 31, 2023. The Company over reported its liabilities by $1,421 resulting in an understatement of Stockholders Equity and an understatement of Net Capital of $1,421.

NOTE 3 - POSSESSION OR CONTROL REQUIREMENTS

The Company adheres to the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii) by sending all funds and securities to the correspondent broker/dealer or the clearing firm who carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company owes $1,573 as of December 31, 2023 related to advances made on behalf of the Company by its majority shareholder, Abraham & Co., Inc. These fees consist of FINRA and CRD charges. Additionally, Abraham & Co. is owed $12,500 for service fees (operations) incurred during 2023.

NOTE 5 - NOTES PAYABLE

None

NOTE 6 - RISK AND UNCERTAINTIES

The World Health Organization characterized the outbreak of the novel coronavirus ("COVID-19) as a global pandemic on March 11, 2020. COVID-19 continues to impact global and domestic commercial activity and has contributed to significant volatility in financial markets. The impact of COVID-19 on the Company's financial performance will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be adversely affected.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company currently has no commitments and contingencies.

NOTE 8 - SALE OF SUBSIDIARY

None

NOTE 9 - SUBSEQUENT EVENTS

Management performed an evaluation of Company activity through March 29, 2024 and has concluded that there are no further events requiring disclosure through the date these financial statements are issued.

ABRAHAM SECURITIES COPRORATION
Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
December 31, 2023

ABRAHAM SECURITIES COPRORATION
Schedule I
Computation under Rule 15c3-3 of the
Securities and Exchange Commission

COMPUTATION OF NET CAPITAL

Total Stockholder's equity	$	31,701
Non-allowable assets:		
Fixed assets net of accumulated depreciation		
Unallowable assets:		
Prepaid assets		(390)
Net Capital	$	31,311

Pursuant to SEC Rule 17a-5, paragraph (d)(4), the net capital computation contained in this annual audit report for the period ending December 31, 2023 is materially different from the net capital computation contained in the Company's unaudited FOCUS Report IIA for the period ending December 31, 2023. Consequently, the reconciliation is detailed in Note 3.

ABRAHAM SECURITIES COPRORATION
Schedule II
Computations of Aggregate Indebtedness

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:
Accounts payable, accrued expenses, and other liabilities $ 20,018

Aggregate Indebtedness $ 20,018

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness) $ 1,333

Minimum dollar net capital requirement of reporting broker or dealer $ 5,000

Net capital requirement (greater of above two minimum requirement amounts) $ 5,000

Net capital in excess of required minimum $ 26,311

Ratio: Aggregate indebtedness to net capital 63.93%

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II FOCUS report $ 29,890

Depreciation, officer salary, and reimbursed expenses adjustment 1,421

Net Capital Per Above $ 31,311

ABRAHAM & CO., INC. AND SUBSIDIARY
Schedule III
Exemptive Provision Under Rule 15c3-3
For the Year Ended December 31, 2023

If an Exemption from Rule 15c3-3 is claimed, identify below the Section upon which such exemption is based (check only one):

A. $2,500 Capital Category, As per rule 15c3-1 _____

B. Special Account for the exclusive benefit of Customer's maintained _____

C. All customer transactions cleared through another Broker-Dealer on a fully disclosed basis. Name of Clearing Firm – Wedbush Securities _____X_____

D. Exempted by order of the Commission _____



Victor Mokuolu, CPA PLLC
Accounting | Advisory | Assurance & Audit | Tax

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: Shareholder
Abraham Securities Corporation

We have reviewed management's statements, included in the accompanying Abraham Securities Corporation Exemption Report, in which (1) Abraham Securities Corporation identified the following provisions of 17.F.R. 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. $240.15c3-3: (k)(2)(ii) (the exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The exemption is based on reliance on Footnote 74 of SEC Release No. 34-70073 as the Company does not directly or indirectly receive, hold, or owe funds or securities for or to customers.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, no material modification was made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)/ii) of Rule 15c3-3 under the Securities Exchange Act of 1934. Accordingly, reconciliation required in accordance with Paragraph (d)(4) of Rule 17a-5, was not prepared between the net capital and reserve computations in the audited report and those in the most recent Form X-17A-5 Part II-a.

Victor Mokuolu, CPA PLLC
Houston, Texas

March 29, 2024

Abraham Securities Corporation

EXEMPTION REPORT
2023

Abraham Securities Corporation ("Company") is a registered Broker/Dealer subject to SEC Rule 17a5(d)(i)(B)(2) ("the Rule"). This Exemption Report was prepared as required by the Rule. To the best of its knowledge and belief, the Company states the following;

1. The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the provision 17 C.F.R. 240.15c3-3(k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout its most recent fiscal year without exception.

Abraham Securities Corporation

I, Kye Abraham, swear (or affirm) that to the best of my knowledge and belief, the above Exemption Report is true and correct.

By: Kye A Abraham
Digitally signed by Kye A Abraham
Date: 2024.03.29 15:34:20 -07'00'

Date: 03/29/2024

Title: President

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